CHINA INTEGRATED ENERGY, INC.
Dongxin Century Square, 7 th Floor
Hi-Tech Development District
Xi’an, Shaanxi Province, People’s Republic of China 710043

May 5, 2010
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549-7010

Re:	China Integrated Energy, Inc.
Registration Statement on Form S-3 (File No. 333-164596)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the "Securities Act"), China Integrated Energy, Inc. (the "Company") hereby requests the withdrawal of the Company's Registration Statement on Form S-3 (File No. 333-164596) filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2010, together with all exhibits thereto, and declared effective on February 26, 2010 (the "Registration Statement").

The grounds for this application for withdrawal are that the Company has determined to register shares of common stock owned by a stockholder and add such stockholder as a Selling Stockholder to the Registration Statement.  As discussed with the  Staff, under Rule 430B, the Company is unable to do so by prospectus supplement or post-effective amendment to the Registration Statement, and therefore, needs to file a new registration statement to include the Selling Stockholder.  No securities have been sold under the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to the foregoing, please contact Tahra Wright at Loeb & Loeb LLP, our legal counsel at (212) 407-4122.

Very truly yours,

CHINA INTEGRATED ENERGY, INC.

By:	/s/ Xincheng Gao
Name: Xincheng Gao
Title: Chief Executive Officer